Exhibit 99.1

Press Release

Clean Marine Fuels: Total and Mitsui O.S.K. Lines Charter the 1st LNG Bunker Vessel to Operate in France

Tokyo / Paris, December 4, 2019 - Total Marine Fuels Global Solutions (TMFGS) and Mitsui O.S.K. Lines, Ltd. (MOL) have signed a long-term charter contract for a second large LNG bunker vessel, to be delivered in 2021. She will be positioned in the Marseille-Fos area in France.

This bunker vessel will be built by Hudong-Zhonghua Shipbuilding in China. She will have a capacity of 18,600 m³ for a length of about 135 meters and will be fitted with the Mark III membrane containment system provided by French company GTT.

This vessel has been specifically designed to supply LNG bunker in the Mediterranean area to a wide range of vessels, including containerships, tankers, ferries and large cruise ships. She will meet the highest technical and environmental standards, using herself LNG as propulsion fuel and integrating a complete re-liquefaction of the boil-off gas.

The newbuild vessel will be operated under French flag by MOL, jointly with Gazocean, a pioneering company based in Marseille and one of the most experienced in LNG transportation.

Jérôme Leprince-Ringuet, Managing Director of TMFGS, declared: “We are proud to launch with MOL the first large LNG bunkering vessel in France. LNG is the best available alternative to reduce shipping environmental footprint, as it significantly improves air quality and strongly contributes to greenhouse gases reduction. With this agreement we reaffirm today our positive contribution to a sustainable shipping industry and our commitment to offer our customers a comprehensive network of supply for this clean marine fuel.”

Kenta Matsuzaka, MOL Managing Executive Officer, said: “This is the second LNG bunker vessel for Total, and we are extremely honoured that the company has selected us as a partner. We believe this project will further solidify our relationship. In recent years, the role of LNG has changed enormously. LNG of course, serves as a clean energy source, and we expect to see wider use for it as a vessel fuel, so we anticipate significant growth in the future. At MOL, we take a proactive stance in the LNG fuel business and will contribute to achieving global UN’s Sustainable Development Goals through this project.”

This agreement follows the launching of Total’s first LNG bunker vessel last month in Shanghai, which will supply LNG bunker to CMA CGM 23,000 TEU1 containerships in Northern Europe.

3D rendering of the future LNG bunker vessel

LNG as a marine fuel

The LNG bunker vessel’s construction is in line with the International Maritime Organization (IMO) decision to drastically limit the sulfur content of marine fuels as of 2020. In this context, the transition from heavy fuel oil to LNG is a competitive, efficient and immediately available solution for maritime transportation.

Used as a marine fuel, LNG sharply reduces emissions from ships, resulting in a significant improvement in air quality, particularly for communities in coastal areas and port cities. LNG helps to cut:

•	Sulfur emissions by 99%,

•	Fine particle emissions by 99%,

•	Nitrogen oxide emissions by 85%,

•	Greenhouse gases emissions by around 20%.

Total, Second-Largest Private Global LNG Player:

Total is the second-largest private global LNG player, with an overall portfolio of around 40 million tons per year by 2020 and a global market share of 10%. With 22 million tons of LNG sold in 2018, the Group has solid, diversified positions across the LNG value chain. Through its stakes in liquefaction plants in Qatar, Nigeria, Russia, Norway, Oman, Egypt, the United Arab Emirates, the United States, Australia and Angola, Total sells LNG in markets worldwide.

About Total

[1]	TEU : Twenty-foot Equivalent Unit

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

Total Marine Fuels Global Solutions:

Total Marine Fuels Global Solutions is Total’s dedicated business unit in charge of worldwide bunkering activities. Total Marine Fuels Global Solutions is the single point of contact for a full spectrum of solutions with innovative and efficient bunkering services. www.marinefuels.total.com.

About Mitsui O.S.K. Lines

Mitsui O.S.K. Lines, Ltd. (MOL), as a multi-modal transport group, operates a global fleet exceeding 700 vessels, including tankers, bulkers, car carriers, ferries, which also extends to offshore projects..

In the LNG field, MOL is not just the operator of the largest LNG fleet which exceeds 100 vessels, nor just the first Asian shipping company to operate an ice-breaking LNG carrier in the world, but spreads from upstream to downstream among the energy value chain, such as FSRU/FSU’s, LNG bunkering, and LNG-to-Powership solutions.

MOL supports the growth of the world economy with the entire globe as our stage, while continually evolving into an excellent and resilient corporate group.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

MOL contacts

Mitsui O.S.K. Lines, Ltd. Media Relations Team, Corporate Communication Division

Telephone : +81 (3) 3587 7015 l Facsimile : +81 (3) 3587 7705

E-mail: mrtmo@molgroup.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise